Exhibit 99.1

Santiago, March 14, 2023

Mrs. Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Communication of material fact: Board agreement.

Ordinary Shareholders’ Meeting summons

Mr. President,

In accordance with the provisions of articles 9 and 10 of Law No. 18,045, Banco Santander Chile informs that in the ordinary session held today, the Board of Directors agreed to summon an Ordinary Shareholders' Meeting, to be held remotely on Wednesday April 19, 2023, in order to review the following matters:

1) Submit for shareholder consideration and approval the Annual Report, Balance Sheet, Financial Statements and Report of the External Auditors corresponding to the year between January 1 and December 31, 2022.

2) Resolve the destination of profits for the year 2022. A dividend of Ch$ 2.57469221 per share, corresponding to 60% of net income attributable to shareholders will be proposed, which if approved, will be paid on the next 5 bank business day in Chile. Likewise, the remaining 40% of net income attributable to shareholders will be destined to increase the Bank's reserves and/or accumulated profits of the Bank.

3) Election of the Board of Directors.

4) Determination of the remuneration of the Board of Directors. The proposal is to maintain the remuneration agreed at the Ordinary Shareholders' Meeting in 2022.

5) Appointment of External Auditors. The hiring of the firm PricewaterhouseCoopers Consultores, Auditores SpA as external auditors of the bank and its subsidiaries will be proposed for the year 2023, according to the proposal of the Directors and Audit Committee.

6) Appointment of local Risk Rating Agencies. It will be proposed Feller Rate and ICR Chile, in accordance with the recommendations of the Directors and Audit Committee.

7) Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation. It will be proposed to the meeting that the operating budget of this Committee be the same amount agreed at the Ordinary Shareholders' Meeting last year, equivalent to 7,200 Unidades de Fomento (UF, local currency linked to inflation). This proposal considers the part of the remuneration that the law requires to pay the members of the committee for their performance in it.

8) Account for the related party transactions as referred to in Title XVI of Law 18,046.

9) Consider any other matter of social interest that should be discussed at the Ordinary Shareholders' Meeting, in accordance with the law and the Bank's Bylaws.

Likewise, it is reported that in accordance with the provisions of article 59 of Law 18,046, the Balance Sheet, the Report and the bases of the proposals submitted for decision by the Meeting, will be available to the shareholders from Friday, March 31 on the website https://banco.santander.cl/accionistas, as well as in the Banco Santander-Chile Shareholders Department.

Best regards,

Roman Blanco Reinosa

CEO

C.c.: Stock Exchange